October 25, 2024

James F. Parslow
Interim Chief Executive Officer and Chief Financial Officer
Xenetic Biosciences, Inc.
945 Concord Street
Framingham, Massachusetts 01701

       Re: Xenetic Biosciences, Inc.
           Registration Statement on Form S-3
           Filed October 21, 2024
           File No. 333-282756
Dear James F. Parslow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Danielle C. Price